EXHIBIT 99.1




02/CAT/ 09

Page 1 of 3

FOR IMMEDIATE RELEASE

07.00 GMT 02.00 EST Monday 25 February 2002

For Further Information Contact:
Cambridge Antibody Technology                       Weber Shandwick Square Mile
------------------------------                     (Europe)
Tel: +44 (0) 1763 263 233                           Tel: +44 (0) 20  7950 2800
John Aston, Finance Director                        Kevin Smith
Rowena Gardner, Head of Corporate Communications    Graham Herring
                                                    BMC Communications/The Trout
                                                    Group (USA)
                                                    ----------------------------
                                                    Tel: 001 212 477 9007
                                                    Brad Miles, ext 17 (media)
                                                    Brandon Lewis, ext.15
                                                    (investors)


                     CAMBRIDGE ANTIBODY TECHNOLOGY ANNOUNCES
                           NEW CHIEF EXECUTIVE OFFICER

Melbourn, UK...Cambridge Antibody Technology (LSE: CAT; NASDAQ: CATG) is pleased to announce the appointment of Peter Chambre as the Company's new Chief Executive Officer (CEO) with effect from early April. He will join the CAT Board at that time.

Peter Chambre was Chief Operating Officer at Celera Genomics Group until November 2001. Previously he held the post of CEO at Bespak PLC, a global supplier of drug delivery technology and delivery systems in the field of inhaled therapies. He has also held positions at Bain & Company, Unilever PLC and others.

Peter Garland, CAT's Chairman, commented "We are delighted that Peter has agreed to join CAT at this time when the Company is positioning itself for transition to a profitable biopharmaceutical business. We believe that with his considerable experience as a CEO and of other senior management roles, both in the UK and the US, Peter has the right mix of skills and experience to lead CAT through the next phase of its development."

"David Chiswell will leave CAT in early April. On behalf of the whole of the Board of CAT, I would like to place on record our appreciation to him for his contribution to CAT since its formation and for his unstinting hard work in making the Company the success it is today. His legacy is one of which he can be truly proud."

Peter Chambre, CAT's new CEO, commented "I am excited by the opportunity at CAT and am very much looking forward to joining the Company. CAT is already a highly regarded leader in developing human antibody therapeutics and I believe that it is in a strong position to make the evolution that is already underway to a profitable biopharmaceutical company. Together with its talented management and employees, I believe that we can build a great future for CAT. David is leaving behind a strong company and I fully recognise the role that he has played in its success to date."

Dr. David Chiswell, CAT's outgoing CEO, said "I am pleased that we have identified a successor of obvious calibre in a relatively short period of time. Peter's record to date is impressive and I am confident he can lead the Company successfully through the challenges ahead. I wish him every success."

                                     -ENDS-


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Notes to Editors:

Peter Chambre - Biography and Details
o    Education: Reading University, BSc (Hons) Food Science
o Career details: 1976-1978 Cadbury Schweppes PLC, Marketing Research; 1978-1983 Unilever PLC, Senior Brand Manager; 1983-1988 Bain & Company (global strategy consultancy), Vice President; 1988-1992 Cope Allman Packaging PLC, Chief Operating Officer; 1992-1993 Novar PLC (previously Caradon PLC), Divisional Chief Executive; 1994-2000 Bespak plc, Chief Executive Officer (led the development of the company into a leading supplier of drug delivery technology and delivery systems to the inhaled therapies and biopharmaceutical markets with operations in Europe and US); 2000-2001 Celera Genomics Group, Chief Operating (key achievements include the redefinition of company strategy toward transformation into biopharmaceutical company and the acquisition and integration of Axys Pharmaceuticals, Inc).
o    Nationality: British
o    Marital Status: Married with five children
o    Age: 46

Cambridge Antibody Technology (CAT)
o CAT is a UK biotechnology company using its proprietary technologies in human monoclonal antibodies for drug discovery and drug development. Based near Cambridge, England, CAT currently employs around 270 people.
o CAT is listed on the London Stock Exchange and has been listed on NASDAQ since June 2001. CAT raised (pound)41m in its IPO in March 1997 and (pound)93m in a secondary offering in April 2000.
o CAT has an advanced platform technology for rapidly isolating human monoclonal antibodies using phage display systems. CAT has extensive phage antibody libraries, currently incorporating more than 100 billion distinct antibodies. These libraries form the basis for the Company's strategy to develop a portfolio of antibody-based drugs and to utilise antibodies as tools for target validation. Six human therapeutic antibodies developed by CAT are at various stages of clinical trials.
o CAT has alliances with a large number of biotechnology and pharmaceutical companies to discover, develop and commercialise human monoclonal antibody-based products. CAT has also licensed its proprietary human antibody phage display libraries to several companies for target validation and drug discovery. CAT's collaborators include: Abbott, AMRAD, Elan, Eli Lilly, Genetics Institute, Genzyme, Human Genome Sciences, Immunex, Incyte, Merck & Co., Inc, Oxford GlycoSciences, Pharmacia, Pfizer, Wyeth-Ayerst, Xerion and Zyomyx.

         Application of the Safe Harbor of the Private Securities
Litigation Reform Act of 1995: This press release contains statements about Cambridge Antibody Technology Group plc ("CAT") that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934.

         These forward looking statements are based on numerous assumptions regarding CAT's present and future business strategies and the environment in which CAT will operate in the future. Certain factors that could cause CAT's actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CAT's ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition.


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